Exhibit 99.2

PRECIOUS METALS STORAGE AGREEMENT entered into and made effective as of March 29, 2016. BETW E EN: ROYAL CANADIAN MINT Ottawa, Ontario, Canada, a Body Corporate established by the Royal Canadian Mint Act,R.S.C. 1985, c.R-9. (hereinafter referred to as the "Mint") OF THE FIRST PART AND: SPROTT ASSET MANAGEMENT LP for and on behalf of Sprott Physical Platinum and Palladium Trust, a trust organized under the laws of the Province of Ontario (hereinafter referred to as the "Customer") OF THE SECOND PART WHEREAS the Customer wishes to store Precious Metals (as defined herein) at the Mint's Facility (as defined herein); WHEREAS the Customer and the Mint had entered into an agreement to store Precious Metals effective as of December 17, 2012 and bearing contract number LS 2012-462 (hereinafter referred to as the "2012 Precious Metals Storage Agreement") WHEREAS the 2012 Precious Metals Storage Agreement expired on December 16, 2015; WHEREAS for the period from December 17, 2015 until the Effective Date of this Agreement (as defined herein), the Customer and the Mint have continued to act in accordance with the terms and conditions of the 2012 Precious Metals Storage Agreement; WHEREAS the Customer and the Mint have agreed and hereby confirm that the terms and conditions of the 2012 Precious Metals Storage Agreement shall be deemed to have remained in effect for the period of December 17, 2012 until the Effective Date of this Agreement; and Page 1of 22 LS2016-116

WHEREAS commencing from the Effective Date, the Mint agrees to store Precious Metals at the Mint's Facility in accordance with the tenns and conditions contained herein. NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter contained, the parties hereto agree as follows: 1. Definitions In the Agreement (as defined below), the following terms and expressions have the following meanings: "2012 Precious Metals Storage Agreement" has the meaning ascribed thereto in the recitals of the Agreement. "Agreement" means this agreement and any document referred to in this agreement as forming part of this agreement. "Business Day" means any Monday to Friday inclusively, excluding holidays observed by the Mint. "Confidential Information" means all information received by a party to the Agreement (the receiving party) from another party to the Agreement (the disclosing party) during the course of the Agreement, whether disclosed in written, oral and/or visual form, which is identified by the disclosing party as confidential at the time of disclosure or that a reasonable person would consider, from the nature of the information or circumstances of disclosure, as being confidential. Confidential Information includes, but is not limited to, customer lists, information relating to the respective parties' research, developments, technology, know-how, pricing, finances, marketing, business plans and general affairs. "Effective Date" means March 29,2016. "Force Majeure" means circumstances or causes beyond the Mint's and/or a Sub Custodian's and/or the Customer's reasonable control, including, without limitation, acts or omissions or the failure to cooperate of another party to the Agreement, a Sub Custodian and any entities and/or individuals under their respective control, and/or their respective officers, directors, employees and/or other personnel and authorized agents, acts or omissions or the failure to cooperate by any third party, fire or other casualty, act of God, strike or labour dispute, war or other violence, or any law, order or requirement of any governmental agency or authority. "Improperly Packed Pallet" means plates or ingots that are not securely or safely packed on a well constructed sturdy wood pallet, based on industry standards. "Initial Notice" has the meaning ascribed thereto in Clause 4(c). LS2016-116 Page 2 of22

"LBMA" means the London Bullion Market Association. "London Good Delivery" means paliadium phites and ingots that meet the standard measure of quality in palladium bullion as set forth by the LBMA. "Mint's Facility" means, at the Mint's choice, the Mint's premises located at 520 Lagimodiere Blvd., Winnipeg, Manitoba, R2J 3E7, 320 Sussex Drive, Ottawa, Ontario, KIA 008, and/or any other safe storage facility located in Canada or abroad used by the Mint for the purposes set out herein, including the facility of a Sub-Custodian, whether or not the Mint is the owner or tenant of said other facility or otherwise. "Notice of Discrepancy" means a written notice given by the Mint to the Customer pursuant to Sub-Clause 4(j) informing the Customer of a discrepancy between: (i) the weight in troy ounces and/or plate or ingot numbers of the Precious Metals as determined by the Mint or a Sub-Custodian pursuant to Sub-Clause 4(h); and (ii) the information stated in the relevant Initial Notice. "Notice of Loss" means a written notice given by the Mint or the Customer informing the other party of the discovery of loss, destruction and/or damage of Precious Metals, and specifying the date upon which such loss, destruction and/or damage was discovered. "Palladium" shall mean Palladium in the form of London Good Delivery plates or ingots. "Precious Metals" means Palladium that belongs to the Customer or in regards to which the Customer is the duly authorized agent of the owner. "Rate Schedule" has the meaning ascribed thereto in Clause 3. "Receipt of Deposit" means the document issued by the Mint to the Customer confirming the count and the weight in troy ounces of Precious Metals, received at the Mint's Facility in a particular delivery. "Returning Instructions" means written instructions provided by the Customer to the Mint informing the Mint of the Customer's carrier or representative to whom the Mint or the Sub-Custodian, as applicable, is to remit Precious Metals for their return, the Business Day on which the Precious Metals are to be remitted to said carrier or representative, said carrier's or representative's vehicle model and registration number and any other details which may be requested by the Mint in relation thereto. "Sub-Custodian" means a sub-custodian, agent or depository appointed by the Mint to perform any of the Mint's duties under the Agreement, including the safekeeping of Precious Metals. ''Transfer of Allocated Storage" means the transfer of allocated Precious Metals to or from another customer allocated storage account held by the Mint. Page3 of22 LS2016-116

"Transportation Costs" means any and all costs and expenses related to the transportation of Precious Metals to and from the Mint's Facility, inclusive of any appiicabie taxes, duties, fees and assessments and the costs in obtaining insurance in relation thereto. "Withdrawal" or "Withdraw" means the physical removal of the Precious Metals or a portion thereof from the Mint's Facility. 2. Interpretation (a) The terms "herein", "hereby" and "hereunder", when used in any clause shall, unless the contrary is apparent from the context, be understood to relate to the Agreement as a whole, and not merely to the clause in which they appear. (b) The division of the Agreement into sections and the insertion of headings are for convenience of reference only and are not to affect the construction or interpretation of the Agreement. (c) In the Agreement, unless the context requires otherwise, words importing a singular number include the plural and vice versa and words importing the masculine include the feminine and neuter and vice versa. (d) Unless otherwise indicated, any reference to currency is to U.S. currency and any amount advanced, paid or calculated is to be advanced, paid or calculated in U.S. currency. 3. Schedule(s) The following schedule is attached to and forms part of the Agreement: • Schedule A-Rate Schedule (the "Rate Schedule") 4. Description of Service (a) The Mint shall establish and maintain an account for Precious Metals stored at the Mint's Facility pursuant to the terms and conditions set forth in the Agreement. The account will be established and maintained on an allocated basis and will record the amount of Precious Metals held from time to time on behalf of the Customer under the Agreement. (b) The Mint agrees to exercise the same degree of care and diligence in safeguarding the Precious Metals as any reasonably prudent person acting as a custodian would exercise in the same circumstances. LS2016-116 Page 4 of22

(c) From time to time during the term of the· Agreement, the Customer shall give written notice (an "Initial Notice") to the Mint of its intention to have Precious Ivietais deiivered to and stored at the Minfs Facility. The Initial Notice shall be delivered to the Mint at least three (3) Business Days prior to the Business Day the Customer intends for the Precious Metals to be delivered to the Mint's Facility. Within one (1) Business Day of the receipt of an Initial Notice, the Mint shall confirm to the Customer an acceptable date for the delivery of the Precious Metals to the Mint's Facility. The Mint reserves the right to suggest an alternative date of delivery, or refuse delivery in the event of storage capacity limitations. (d) Initial Notices shall specify the amount, weight in fine troy ounces and gross troy ounces, type, assay characteristics, serial numbers and brand(s) of the Precious Metals to be stored. Assay characteristics shall be denoted in troy ounces to three (3) decimal places for Palladium. The Customer agrees that it shall never conceal or misrepresent any material fact or circumstance concerning the Precious Metals delivered to the Mint's Facility. The Initial Notice shall also inform the Mint as to the identity of the armoured carrier company that will transport the Precious Metals from the Customer's location to the Mint's Facility. (e) Except when otherwise specified in the Agreement, all Transportation Costs shall be borne by the Customer. (f) If the Precious Metals arrive at the Mint's Facility without the Customer having given an Initial Notice in relation thereto or if the Precious Metals arrive prior to the date confirmed by the Mint as being acceptable, the whole in accordance with Sub Clauses 4(c), the Mint may choose not to store such Precious Metals. In such an event, the Customer shall forthwith arrange for the return of said Precious Metals and provide the Mint with Returning Instructions. (g) Except as specified in Subclause 4(f) hereof, Precious Metals shall be deemed received from the time when (i) said Precious Metals have been taken into the Mint's or, as applicable, the Sub-Custodian's, possession and control, whether through physical delivery or through a Transfer of Allocated Storage, and (ii) the Mint has issued to the Customer a Receipt of Deposit for said Precious Metals. (h) Unless provided otherwise in the Agreement, the Mint or the Sub-Custodian, as applicable, shall, upon receiving Precious Metals at the Mint's Facility, compare the serial numbers stated in the Initial Notice against corresponding serial numbers imprinted on each plate or ingot delivered by the Customer. The Mint or the Sub Custodian, as applicable, shall also weigh the Precious Metals and compare its results with the weight in troy ounces stated in the Initial Notice. (i) Once serial numbers and the weight in troy ounces stated in the Initial Notice have been successfully verified, the Mint shall confirm to the Customer receipt of said Precious Metals by providing to the Customer by facsimile or electronic LS2016-116 PageS ofl2 transmission a Receipt of Deposit confirming the count and the weight in troy ounces of the Palladium received. (j) In the event the Mint or the Sub-Custodian, as applicable, discovers a discrepancy between: (i) the weight in troy ounces and/or plate or ingot numbers of the Precious Metals as determi11ed by the Mint or the Sub-Custodian, as applicable, in furtherance to Sub-Clause 4(h); and (ii) the information stated in the Initial Notice, the Mint shall promptly 'send a Notice of Discrepancy to the Customer. In such a case, the Mint or the Sub-Custodian, as applicable, will suspend all activity and the Customer shall forthwith either: (i) arrange for the return of the Precious Metals and provide Returning Instructions; or (ii) issue a revised Initial Notice to correct any such discrepancy. Notwithstanding the foregoing, in the event the Mint's weight, or the Sub-Custodian's weight, as applicable, results in an excess of Precious Metals, the Mint reserves the right to refuse to store such excess Precious Metals or any portion thereof. In such case, the Customer shall forthwith arrange for the return of said excess Precious Metals and provide Returning Instructions. (k) The parties expressly understand and agree that the Mint does not assume any liability with respect to (i) the authenticity or assay characteristics of any Precious Metals; and/or (ii) any discrepancies identified between the weight, count and/or plate or ingot numbers of the Precious Metals as stated in the Initial Notice and the actual weight, count and plate or ingot numbers of the Precious Metals delivered. If the Precious Metals arrive at the Mint's Facility on Improperly Packed Pallets, the Customer will be notified by the Mint that it considers the state of the packing to pose a potential safety hazard and the Mint will repack the pallet at the Customer's expense at the rate set out in the Rate Schedule. (1) (m) From time to time during the term of the Agreement, and for the fee set forth in the Rate Schedule, the Customer may give written notice to the Mint of its intention to Withdraw. Such written notice shall be delivered to the Mint at least ten (10) Business Days prior to the Business Day on which the Customer wishes the Withdrawal to occur and shall: (i) specify the Precious Metals to be withdrawn from the Mint's Facility, including a list specifying, for each plate and/or ingot to be withdrawn, the serial number, the brand, the weight in fine troy ounces and gross troy ounces, and the fineness; and (ii) specify the Returning Instructions. (n) Upon receipt of proper and complete instructions in writing from the Customer, and for the fee set forth in the Rate Schedule, the Mint will transfer the Precious Metals or a portion thereof to a third party who has an allocated storage account with the Mint. Transfers of Allocated Storage shall be processed within one (1) Business Day from reception of proper and complete instructions in writing and will be confirmed to the recipient by facsimile on the day of transfer. (o) The Customer shall provide the Mint with the names and signatures of the Customer's authorized representatives who are empowered to request (i) Transfers LS2016-116 Page 6 of22 of Allocated Storage pursuant to Sub-Clause 4(n); (ii) Withdrawals pmsuant to Sub Clause 4(m); and (iii) inventory records pursuant to Sub-Clause 8(a). Such requests shaii be signed by one of such authorized representatives. It is expressly understood and agreed that the Mint shall not be liable for any transfer of Precious Metals made under a Transfer of Allocated Storage, any Withdrawal and/or provision of inventory records where such request has been fraudulently executed in the name of an authorized Customer representative, nor for any transfer of Precious Metals under a Transfer of Allocated Storage, a Withdrawal, and/or a provision of inventory records where the authority of any such representative has been revoked and the Mint has not been notified thereof in writing in due time. (p) Nothing contained in the Agreement shall create between the parties the relationship of principal and agent, mandator and mandatary, partnership or joint ventme. The Customer has no authority to and undertakes not to make any representation relating to the Mint, nor give any warranty or representation on behalf of the Mint, without the Mint's prior written authorization. The Customer will be liable for any and all damages, losses and costs, including special, incidental, consequential, indirect and punitive damages, losses and costs (including lost profits and lost savings) suffered by the Mint as a result of a breach of any of the above undertakings. The Customer recognizes and acknowledges that any breach or threatened breach of the above undertakings may cause the Mint irreparable harm for which monetary damage may be inadequate. The Customer agrees therefore that the Mint shall be entitled to seek an injunction to restrain the Customer from such breach or threatened breach. 5. Sub-Custodian Subject to applicable law, including for greater certainty National Instrument 81-102 - Mutual Funds, the Mint may, at its discretion and with the consent of the Customer which consent shall not be unreasonably withheld, appoint one or more Sub-Custodians to perform any of its duties under the Agreement including the custody and safekeeping of Precious Metals. The Customer hereby consents to the appointment of Loomis International (USA) Inc. as a Sub-Custodian. The Mint will, on request, provide the Customer with the name and address of any Sub-Custodian of the Precious Metals along with any other information which the Customer may reasonably require concerning the appointment of the Sub-Custodian(s). 6. Segregation of Precious Metals The Mint shall, and shall cause any· Sub-Custodian to, keep the Precious Metals specifically identified as the Customer's Precious Metals and be physically segregated at all times from precious metals belonging to the Mint and/or belonging to the Mint's other customers. Page 7 ofll LS2016-116

7. Inventory Statements Tne Mint wiii send the Customer an inventory statement on a monthly basis. The monthly inventory statements will include a summary of all Receipts of Deposit, Transfers of Allocated Storage and Withdrawals which have been processed during the previous calendar month. Said inventory statements shall be issued no later than seven (7) Business Days following the end of each calendar month. 8. Audit and Security and Safety Requirements (a) Following a minimum of two (2) weeks' prior written notice and for the fee indicated in the Rate Schedule, the Customer's authorized employees and representatives will have access to the Mint's Facility for the purpose of performing a physical audit of the Precious Metals held in custody by the Mint and/or, as applicable, by a Sub-Custodian, provided that such audit does not disrupt the routine operation of the Mint's Facility, as reasonably determined by the Mint, and is held on a Business Day during the Mint's and/or the Sub-Custodian's regular business hours, as applicable. The Mint has the right to reschedule the physical audit in the event the Mint or the Sub-Custodian determines, acting reasonably, that the audit would disrupt the routine operation of the Mint's Facility if held on the date identified in the Customer's written notice. The Mint shall also provide the Customer's employees and representatives with the Mint's and/or the Sub Custodian's inventory records relating to the Precious Metals, where such a request is made in writing and signed by an authorized representative of the Customer in accordance with Sub-Clause 4(o). (b) The Customer's employees and representatives shall present proper credentials to the manager of the Mint's Facility as a condition of being admitted to the Mint's Facility. (c) The Customer agrees to be bound by the Mint's and/or the Sub-Custodian's, a applicable, security procedures and policies relating to the access to the Mint's Facility. All authorized employees and representatives who are allowed access to the Mint's Facility pursuant to the Agreement will be subject to security clearance prior to being admitted to the Mint's Facility. (d) The Customer's authorized employees and representatives could possibly be subject to search while at the Mint's Facility. (e) Prior to arriving at the Mint's Facility, the Customer shall obtain from the Mint the details of the Mint's and/or the Sub-Custodian's safety regulations, as applicable. Page 8 of ll LS2016-116

9. Indemnity (a) The Customer shaH indemnify and hold hannless the Mint, its directors, officers, employees and agents, from and against any damages and/or losses, including, but not limited to loss, destruction and/or damage to Precious Metals, any injuries, including, but not limited to, bodily injuries or death, any costs and/or expenses and/or any claim, action, suit and/or other proceeding, including reasonable settlement, judgment and attorney's fees, arising out of the presence of any of the Customer's employees, agents, representatives and/or contractors on the premises of the Mint's Facility and/or arising out of their entering and/or leaving therefrom. (b) The Customer warrants that it has legal title to the Precious Metals delivered and stored in the Mint's Facility or is the duly authorized agent of the owner of the Precious Metals, with the right in either instance to transfer possession of the Precious Metals to the Mint and/or, as applicable, to a Sub-Custodian, free and clear of all liens and encumbrances. The Customer shall indemnify and hold harmless the Mint, its directors, officers, employees and agents, from and against any damages, losses, injuries, costs and/or expenses and/or any claim, action, suit and/or other proceeding, including reasonable settlement, judgment and attorney's fees, arising out of any breach of this warranty. 10. Service Charges and Payment (a) The Customer shall pay the Mint, tor the services provided by the Mint under the Agreement, the fees and charges invoiced in accordance with the rates set forth in the Rate Schedule within thirty (30) calendar days from the receipt of the respective invoices. (b) Federal, Provincial and/or local taxes, where applicable, shall be added to the charges invoiced in accordance with the rates set forth in the Rate Schedule. (c) The Customer shall effect payment to the Mint for value in USD funds by wire transfer using the following instructions: US Correspondent Bank: JP Morgan Chase New York, N.Y. ABA#: 021000021 Destination Bank: Royal Bank of Canada 90 Sparks Street Ottawa, Ontario Canada SWIFT#: ROYCCAT2 Beneficiary: Royal Canadian Mint Page 9 of 22 LS2016-116

Transit: Account: 00006 400-216-8 (d) All fees and charges remaining unpaid after the invoice due date will be subject to interest at a rate of 1Y2 percent (1.5%) per month, but in no event to exceed the highest rate allowed by applicable law. (e) The Mint reserves the right to change the rates set forth in the Rate Schedule no more than once per calendar year following a thirty (30) calendar days' written notice to that effect in the event of a change in economic conditions beyond the Mint's control which increases operating costs incurred by the·Mint. Within ten (10) Business Days of receipt of said notice, the Customer may provide the Mint with written instructions for the retwn of the Precious Metals. The costs for retwning the Precious Metals shall, in such an event, be borne by the Customer. (f) Without prejudice to any and all other rights and remedies provided in the Agreement and/or by way of law and/or equity, the Mint shall be permitted to set off against any fees, costs and expenses payable to the Mint under the Agreement (which include, but are not limited to, the expenses incurred by the Mint in collecting the fees and expenses payable to the Mint under the Agreement, including, but not limited to, reasonable legal fees), any amounts which may be payable by the Mint to the Customer under the Agreement. (g) It is agreed that the Mint will have no obligation to proceed with a requested Withdrawal and/or Transfer of Allocated Storage until all sums due to the Mint per the Agreement have been paid in full. 11. Risk and Liability (a) Except as otherwise provided in the Agreement, the Mint shall bear all risks ofloss, destruction and/or damage to Precious Metals delivered to the Mint's Facility for storage under the Agreement from the time said Precious Metals have been taken into the Mint's or the Sub-Custodian's possession and control, as applicable, whether through physical delivery or through a Transfer of Allocated Storage. Should the Mint or the Sub-Custodian, as applicable, discover a discrepancy during the verification process pursuant to Sub-Clause 4(h) between: (i) the weight in troy ounces and/or plate or ingot numbers of the Precious Metals as determined by the Mint; and (ii) the information stated in the Initial Notice, the Mint's liability under the Agreement shall be immediately adjusted to the weight in troy ounces of the Precious Metals as determined by the Mint or the Sub-Custodian, as applicable, upon the issuance by the Mint of a Notice of Discrepancy. In no event shall the Mint be liable for Precious Metals that were not actually delivered to the Mint's Facility or taken into the Mint's possession and control. The Mint's liability shall terminate in respect of any portion of the Precious Metals upon the termination of the Agreement, whether or not the Precious Metals remain in the Mint's Facility, Page 10 ofll LS2016-116 upon transfer of the Precious Metals under a Transfer of Allocated Storage, as requested by the Customer, or upon remittance to the Customer's carrier or representative in ihe event of a Withdrawal or in the event of the return of the Precious Metals pursuant to Sub-Clause 4(f), Sub-Clause 40) or Sub-Clause 15(c). (b) The Customer shall ensure that Precious Metals sent to the Mint's Facility are packaged in accordance with the custom of the trade so that the Precious Metals are not reasonably susceptible to damage. (c) Conditional upon the Customer giving the Mint a Notice of Loss in accordance with Sub-Clause 12(b) where the loss and/or destruction is discovered by the Customer, in the event of loss and/or destruction of Precious Metals (whether through fraud, theft, negligence or otherwise and regardless of culpability by the Mint) for which the Mint bears the risks of loss, destruction or damage as provided in Sub-Clause ll(a), the Mint will either, in its discretion: (i) replace the lost and/or destroyed Precious Metals based on the weight and assay characteristics provided in the Customer's Initial Notice, as adjusted pursuant to Sub-Clause ll(a) in the event of a discrepancy; (ii) compensate the Customer for the monetary value of the lost and/or destroyed Precious Metals based on the weight and assay characteristics provided in the Customer's Initial Notice, as adjusted pursuant to Sub-Clause ll(a) in the event of a discrepancy, and the market value of the lost and/or destroyed Precious Metals using the following applicable price on the first (1st) trading day following the discovery of said loss and/or destruction: (i) in the case of Palladium, the afternoon (p.m.) price of the LBMA expressed in U.S. dollars; or (iii) replace a portion of the lost and/or destroyed Precious Metals based on the weight and assay characteristics provided in the Customer's Initial Notice, as adjusted pursuant to Sub-Clause ll(a) in the event of a discrepancy, and compensate the Clistomer for the monetary value of the remaining portion of the lost and/or destroyed Precious Metals based on the weight and assay characteristics provided in the Customer's Initial Notice, as adjusted pursuant to Sub-Clause 11(a) in the event of a discrepancy, and the market value of the lost and/or destroyed Precious Metals using the Palladium Price of the LBMA following applicable price on the first (1st) trading day following the discovery of said loss and/or destruction: (i) in the case of Palladium, the afternoon (p.m.) price of the LBMA expressed in U.S. dollars (d) Conditional upon the Customer giving the Mint a Notice of Loss in accordance with Sub-Clause 12(b) where the damage is discovered by the Customer, in the event of damage to Precious Metals for which the Mint bears the risks of loss, destruction or damage as provided in Sub-Clause ll(a), the Mint will restore the portion of LS2016-116 Page 11 ofll damaged Precious Metals to at least as good as state as it was prior to being so damaged. (e) Upon replacement of and/or monetary compensation tor the lost and/or destroyed Precious Metals as provided for above, the Customer hereby agrees to and does hereby assign to the Mint all of its right, title and interest in said lost and/or destroyed Precious Metals; upon replacement of and/or compensation for lost and/or destroyed Precious Metals and/or upon restoration of damaged Precious Metals, the Customer hereby agrees to and does hereby assign to the Mint all of its rights of recovery against third parties that are the subject of a claim and/or against whom a claim can be instituted, and to execute any documents as may be reasonably necessary to perfect such assignment upon request by the Mint or the Mint's insurers. (f) The Mint shall use commercially reasonable efforts to provide the Customer with not less than thirty (30) calendar days written notice of any cancellation or termination of any afforded insurance coverage of the Precious Metals, whether provided by the Mint and/or the Sub Custodian. 12. Notice of Loss (a) The Customer and the Mint shall maintain a record of all Precious Metals delivered to the Mint. (b) Should any party to the Agreement discover a loss, destruction and/or damage of Precious Metals under the Agreement, such party shall give a Notice of Loss to the other party within one (1) Business Day from the discovery of any such loss, destruction and/or damage. Notwithstanding the foregoing, in the event that the Customer receives a written statement from the Mint in which a discrepancy in the quantity of Precious Metals first appears, the Customer must give the Mint a Notice of Loss regarding such a discrepancy no later than sixty (60) calendar days following reception of said written statement. In the event that a Notice of Loss is given by either party in accordance with the above, the Customer shall forthwith provide the Mint with an affirmative written statement, subscribed and sworn to by a duly authorized representative of the Customer, detailing the Precious Metals lost, destroyed and/or damaged and substantiated by the books, records and accounts of the Customer. Should the Customer either (i) fail to give a Notice of Loss within the period stated herein with respect to a loss, destruction and/ or damage; or (ii) fail to bring an action, suit and/or proceeding within twelve (12) months from the discovery of a loss, destruction and/or damage notwithstanding that a Notice of Loss has been given in accordance with this Su Clause, all claims with respect to such loss, destruction and/or damage shall be deemed to have been waived, and no action suit and/or other proceeding in relation thereto shall be brought against the Mint. LS2016-116 Page 12 of22

(c) The parties shall promptly and diligently assist each other to establish the identity of the Precious Metals lost, destroyed and/or damaged, and shall take all such other reasonabie steps as may be necessary to assure the maximum amount of salvage at a minimum cost. 13. Limitation of Liability Notwithstanding anything to the contrary in the Agreement, in addition to any other limitations of liability provided under the Agreement and/or by way of law, neither party shall be liable for any damages, losses, costs and/or expenses and/or for non-performance and/or delays of service caused by or resulting from any of the following, whether suffered directly or indirectly by the Mint and/or a Sub-Custodian and/or the Customer. (a) either: (1) war, hostile or warlike action in time of peace or war, including action in hindering, combating or defending against an actual, impending or expected attack (i) by any government or sovereign power (de jure or de facto), or by any authority maintaining or using military, naval or air forces; or (ii) by military, naval or air forces; or (iii) by an agent of any such government, power, authority or forces; or (2) insurrection, rebellion, revolution, civil war, usurped power or action taken by governmental authority in hindering, combating or defending against such an occurrence or confiscation by order of any government or public authority. (b) either: (i) any chemical, biological, or electromagnetic weapon; (ii) the use or operation, as a means for inflicting harm, of any computer, computer system, computer software, computer software programme, malicious code, computer virus or process or any other electronic system; (iii) ionising radiations from or contamination by radioactivity from any nuclear fuel or from any nuclear waste or from the combustion of nuclear fuel; (iv) the radioactive, toxic, explosive or other hazardous or contaminating properties of any nuclear installation, reactor or other nuclear assembly or nuclear component thereof; (v) any weapon or device employing atomic or nuclear fission and/or fusion or other like reaction or radioactive force or matter; or (vi) the radioactive, toxic, explosive or other hazardous or contaminating properties of any radioactive matter. The exclusion in this Sub-Clause (vi) does not extend to radioactive isotopes, other than nuclear fuel, when such isotopes are being prepared, carried, stored, or used for commercial, agricultural, medical, scientific or other similar peaceful purposes. (c) any act of terrorism or any action taken in controlling, preventing, suppressing or in any way relating to any act of terrorism.. An act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organization(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear; LS2016-116 Page 13 of22

(d) strikes, lockouts or other labour disturbances, riots, authority of law, acts of God or means beyond the control of the Mint and/or any Sub-Custodian and/or the Customer; and/or (e) a case of Force Majeure. Notwithstanding the foregoing, it is understood that this Clause 13 shall not limit the Customer's obligation to pay any sums due to the Mint under this Agreement, which shall continue unabated. 14. Consequential Damages Except as otherwise specifically provided under the Agreement, neither party shall be liable for special, incidental, consequential, indirect and/or punitive losses and/or damages (including lost profits and/or lost savings), whether or not they had knowledge that such losses and/or damages might be incurred. 15. Hazardous Substances and Right to Refuse Shipment (a) To the best of the Customer's knowledge, any and all Precious Metals sent to the Mint's Facility shall be free of hazardous substances including, but not limited to, beryllium, cadmium, mercury, polychlorinated biphenzyls and radioactive material. The Mint reserves the right to sample and test the Precious Metals for the presence ofhazardous substances. (b) The Mint may choose not to store Precious Metals which, in the Mint's or the Sub Custodian's opinion, as applicable, acting reasonably, contains a hazardous substance, or is, or becomes, unsuitable and/or undesirable whether for metallurgical, environmental and/or other reasons. Without prejudice to the Mint's right to refuse delivery or reject Precious Metals as described above, prior to the Mint doing same, the Mint shall discuss the situation with the Customer. (c) In the event the Mint rejects Precious Metals pursuant to Sub-Clause 15(b), the Customer shall, upon receipt of a notice of rejection from the Mint, arrange for the return of the Precious Metals and provide the Mint with Returning Instructions. Pending receipt of such instructions, the Mint may take action, as it considers appropriate, for the proper packaging and handling of the Precious Metals. Any expenses incurred by the Mint in doing so shall be for the Customer's account. (d) The Customer shall be liable and shall indemnify and hold harmless the Mint, its directors, officers, employees and agents, from and against damages, losses, injuries, costs and/or expenses and/or any claim, action, suit and/or other proceeding, including reasonable settlement, judgment and attorney's fees, arising out of the presence of any hazardous substances contained in the Precious Metals. Page 14 of22 LS2016-116

16. Term of the Agreement and Return of Precious Metals The Agreement is effective as of the date first mentioned above and will continue until terminated by either party pursuant to Clause 17 or Clause 18, as applicable. 17. Termination for Default (a) Where: (i) the Customer is in default in carrying out any of its obligations under the Agreement and fails to correct said default within ten (10) Business Days following a written notice sent by the Mint to the Customer infonning the latter of the default; (ii) the Customer is dissolved or adjudged bankrupt, or a trustee, receiver or conservator of the Customer or of its property is appointed, or an application for any of the foregoing is filed; or (iii) the Customer is in breach of any representation or warranty contained herein, the Mint may, upon giving written notice to the Customer, terminate the Agreement. (b) Where: (i) the Mint is in default in carrying out any of its obligations under the Agreement and fails to correct said default within ten (10) Business Days following a written notice sent by the Customer to the Mint informing the latter of the default; (ii) the Mint is dissolved or adjudged bankrupt, or a trustee, receiver or conservator of the Mint or of its property is appointed, or an application for any of the foregoing is filed; or (iii) the Mint is in breach of any representation or warranty contained herein, the Customer may, upon giving written notice to the Mint, terminate the Agreement. (c) Upon the giving of a written notice of termination by either party pursuant to the terms of the present Clause, the Customer shall forthwith arrange for the return of the Precious Metals and provide Returning Instructions. The Transportation Costs for returning the Precious Metals to the Customer shall be borne by the defaulting party, except that the Mint shall only bear Transportation Costs for returning the Precious Metals to a facility located either (i) in one of Canada's provincial capitals; (ii) in New York (USA); or (iii) in London (UK) at the Customer's choice. Precious Metals left in storage at the Mint's Facility after the termination date will be subject to storage and handling fees and charges as determined by the Mint, acting reasonably; the Customer acknowledges and agrees that such fees and charges may be greater than those set out in the Rate Schedule. Also, the Customer agrees to reimburse the Mint for any and all reasonable costs and expenses incurred by the Mint by reason of the Precious Metals having been left in storage at the Mint's Facility after the termination date. (d) In case of termination by the Mint pursuant to the present Clause, the Customer shall, except for special, incidental, consequential, indirect, and/or punitive losses and/or damages, be liable towards the Mint for losses and damages which may be suffered by the Mint by reason of the default or occurrence upon which the notice was based. In case of termination by the Customer pursuant to the present Clause, Page 15 of 22 LS2016-116 the Mint shall, except for special, incidental, consequential, indirect and/or punitive losses and/or damages, be liable towards the Customer for losses and damages which may be suffered by the Customer by reason of the default or occurrence upon which the notice was based. 18. Termination for Convenience (a) Notwithstanding anything contained in the Agreement, either party may, at its sole discretion, terminate the Agreement by giving sixty (60) calendar days written notice to the other party to that effect. (b) Upon a notice of termination being given pursuant to the terms of the present Clause, the Customer shall forthwith arrange for the return of the Precious Metals and provide Returning Instructions the Transportation Costs to be borne by the Mint. Precious Metals left in storage at the Mint's Facility after the termination date due to the Customer not having retrieved the Precious Metals prior to termination date will be subject to storage and handling fees and charges as determined by the Mint, acting reasonably; the Customer acknowledges and agrees that such charges may be greater than those set out in the Rate Schedule. Also, the Customer agrees to reimburse the Mint for any and all reasonable costs and expenses incurred by the Mint by reason of the Precious Metals having been left in storage at the Mint's Facility after the termination date due to the Customer not having retrieved the Precious Metals prior to termination date. (c) In the event of termination under the present Clause, neither party will have any claim for compensation except as otherwise specified in the Agreement and will have no claim for damages and/or loss of profit as a result ofthe termination. 19. Notices Any notice given under the Agreement will be in writing, and will be delivered by messenger, prepaid registered mail, facsimile or email to the following addresses: (a) If to the Mint: If to the Customer: Director, Inventory Management & Controls Royal Canadian Mint 320 Sussex Drive Ottawa, ON, KIA OG8 E-mail: reinberger@mint.ca Chief Compliance Officer Sprott Asset Management LP 200 Bay Street, Suite 2700 Toronto, ON M5J 212 E-mail: kmctaggart@sprott.com LS2016-116 Page 16 of22

(b) A party may change its address by informing the other party of the new address in writing. (c) Each notice shall be deemed given: (i) when received, if delivered by messenger; (ii) upon confirmation of receipt, if given by facsimile or email; or (iii) three (3) Business Days after the date of mailing when sent by prepaid registered mail. 20. Waiver The failure of a party to insist upon strict adherence to any term of the Agreement on one or more occasions will not be considered a waiver or deprive the party of the right thereafter to insist upon strict adherence to that term or any other term of the Agreement. 21. Amendments Except as specifically provided for herein, the Agreement may not be waived, altered or amended except by an instrument in writing duly executed by the Customer and the Mint. 22. Assignment The Agreement shall be binding on the Customer and the Mint and their respective successors and permitted assigns. Neither the Customer nor the Mint shall assign or transfer its rights or obligations hereunder without the prior written consent of the other. Any such consent shall not be unduly delayed or unreasonably withheld. 23. Applicable Law and Arbitration (a) The Agreement and all matters relating to the Agreement (whether 1n contract, statute, tort (including, without limitation, negligence) or otherwise), is governed by, and construed in accordance with, the laws of the Province of Ontario (without giving effect to the choice of law principles thereof). (b) Any dispute arising out of or in connection with the Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in accordance with the Commercial Arbitration Act, (200 R.S.C. 1985, c.17 Supp.) and any amendments thereto. The number of arbitrators will be three (3). The place of arbitration will be the City of Ottawa, Ontario, Canada. The language to be used in the arbitral proceedings is English and/or French. All proceedings, submissions and awards related to any recourse hereunder shall be kept confidential to the extent permissible by law. Page 17 ofll LS2016-116

24. No Bribe Tne Customer represents and warrants: (a) that no bribe, gift and/or other inducement has been paid, given, promised and/or offered to any official and/or employee of the Mint for, or with a view to, the obtaining of the Agreement by the Customer; and (b) that it has not employed any person to solicit or secure the Agreement upon any agreement for a commission, percentage, brokerage and/or contingent fee. 25. Members of the House of Commons No Member of the House of Commons shall be admitted to any share or part of the Agreement or to any benefit to arise therefrom. 26. Confidentiality (a) Subject to the exceptions set out below, the receiving party shall keep confidential the disclosing party's Confidential Information and shall not use any of the disclosing party's Confidential Information except for the purposes contemplated in the Agreement. (b) The receiving party shall disclose the Confidential Information only to those of its own employees, agents or consultants who require the Confidential Information for the purpose of the Agreement. Prior to disclosure of the Confidential Information to its own employees, agents or consultants, the receiving party shall issue, or shall have issued, appropriate instructions to satisfy its obligations under the Agreement. Any agents or consultants to whom the disclosing party's Confidential Information is to be disclosed shall be first bound, by agreement in writing, to observe tenns of confidentiality which are at least as_stringent as those set out in the Agreement. (c) Confidential Information shall be maintained by the receiving party in the same manner as the receiving party keeps its own Confidential Information of a similar nature and, in any event, the Confidential Information shall be kept in accordance with reasonable and prudent standards. (d) The receiving party shall not be liable for disclosure of the Confidential Information where disclosure is made in either of the following cases: (i) the Confidential Information had already entered the public domain other than through a breach of the Agreement; (ii) prior to disclosure, the Confidential Information was lawfully obtained by the receiving party from a third party or parties without restriction on disclosure and without a breach of the Agreement; LS2016-116 Page 18 of22

(iii) the Confidential Information was known to the rece1vmg party without restriction on disclosure prior to its initial disclosure by the other; the Confidentiai Information is independentiy deveioped by the receiving party;or the disclosure is required by law and/or pursuant to an order of a court, administrative tribunal, or other body having the power to compel the production of Confidential Information, or pursuant to a government directive or policy. Such disclosure shall be made only to the extent so ordered. (iv) (v) (e) Notwithstanding any other provision of this Agreement, the Mint acknowledges and expressly consents to the filing by the Customer of the Agreement on the System for Electronic Document Analysis and Retrieval and/or on the Electronic Data Gathering Analysis and Retrieval System, and to the reference or references to the Agreement and its contents in any prospectus, annual information form or other documents of the Customer where reference is required per governing regulatory authority. 27. Survival The parties' respective accrued rights and obligations, as well as the provisions which by the nature of the rights or obligations might reasonably be expected to survive, will survive the termination of the Agreement, in addition to any other provisions which survive by operation oflaw. 28. Investment Advice It is understood and agreed that, as part of its services under the Agreement, the Mint has not undertaken a duty to supervise the Customer's investment in, or to make any recommendation to the Customer with respect to, the purchase, sale and/or other disposition of any Precious Metals or the balance of Precious Metals the Customer maintains in inventory. 29. Entire Agreement The Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all previous negotiations and documents in relation thereto. There are no warranties, conditions, and/or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in the Agreement. No reliance is placed on any warranty, representation, opinion, advice and/or assertion of fact made either prior to or contemporaneous with the entering into the Agreement by any party to the Agreement to any other party to the Agreement, except to the extent that the same has been reduced to writing and included as a term of the Agreement, and none of LS2016-116 Page 19 ofll the parties to the Agreement has been induced to enter into the Agreement by reason of any such warranty, representation, opinion, advice and/or assertion of fact. Accordingly, there is no liability, either in tort and/or in contract, assessed in relation to any such warranty, representation, opinion, advice and/or assertion of fact, except to the extent contemplated above. 30. Counterparts The Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same agreement. Delivery by facsimile or by electronic transmission in portable document format (PDF) of an executed counterpart of the Agreement is as effective as delivery of an originally executed counterpart of the Agreement. IN WITNESS WHEREOF, each of the parties hereto has caused the Agreement to be executed on its behalf by its duly authorized representative(s) as of the date and year first written above. SPROTT ASSET MANAGEMENT LP, ROYAL CANADIAN MINT for and on behalf ofSPROTT PHYSICAL PALLADIUM partner, PLATINUM TRUST, by its SPRO'IT AND general ASSET MANAGEMENT GP INC. Kirstin McTaggart Secretary and Chief Compliance Officer -----Jennifer Camelon Vice-President & Chief Financial Officer Finance & Administration Page 20 ofl2 S2016-116 RoyaCl anadianMint LegalSarvlcn Approvedas to form Monnaia royale canadlenna A_eer uve sur le plan elaforme

SCHEDULE A-RATE SCHEDULE RATE SCHEDULE to Palladium Storage Agreement bearing number LS2016-116 between the Royal Canadian Mint and Sprott Physical Platinum and Palladium Trust. STORAGE AND HANDLING CHARGES NOTE: Each individual applicable fee below will be charged using the following calculation, where (x) is the applicable fee: [(1.08x)+x]*l.13 =total charge to be invoiced Applicable Fees: 1. Storage Fees Storage fees to be charged are in %o (per thousand) of the bullion value per calendar day, with a minimum monthly storage rate of $225.00 USD per month. 2. Other Service Fees: 2.1. Handling Fees (Incoming/Outgoing) Bars > 1 kg/30 troy oz $0.30/kg, with a minimum $40.00 per incoming shipment Small bars, coins $0.08/item, with a minimum $50.00 per incoming shipment 2.2. Issuing of Bar Lists $90.00/man hour 2.3. Weighing/Re-packing of Bars $90.00/man hour 2.4. Transfer of Allocated Storage $50.00/transfer LS2016-116 Page l!of 22 US$ value of Palladium exceeding: Storage rate per day 1,000,000 0.00531per$ 1,000 3,000,000 0.00503 per$ 1,000 5,000,000 0.00479 per$ 1,000 10,000,000 0.00454 per $1,000 25,000,000 0.00430 per $ 1,000 50,000,000 0.00300 per $ 1,000

2.5. Auditing Fee $250.00/man hour Example: 45,000 oz deposited in a given 30 day month, valued at $650 USD per ounce (storage holdings total value of $29,250,000 USD). Incoming Handling Fees Issuing of Bar List Weighing/Re-Packing of Bars Storage Fees $419.89 $180.00 (est. 2 man hours) $1,350.00 (est.15 man hours) $3,773.25 TOTAL FEES PAYABLE: [(5,723.14*1.08)+5,723.14]*1.13 = $13,451.67 Page 22 of22 LS2016-116